UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 1-3834
CUSIP NUMBER 211615 30 7

(Check one)	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	July 4, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Continental Materials Corporation
Full Name of Registrant

Former Name if Applicable

200 South Wacker Drive, Suite 4000
Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60606
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K,    Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Without unreasonable effort or expense, the Company is not able to complete its financial statement disclosures to be included in its Quarterly Report on Form 10-Q for the fiscal quarter ended July 4, 2009. Specifically, as reported on Form 8-K filed on July 23, 2009, the Company completed the sale of all of the outstanding capital stock of its wholly-owned subsidiary, Rocky Mountain Ready Mix Concrete, Inc. on July 17, 2009 and is need of additional time to incorporate the effects of this transaction into its Quarterly Report on Form 10-Q for the fiscal quarter ended July 4, 2009. The Company expects to file the Form 10-Q within the five calendar day extension period granted by Rule 12b-25(b).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
	Joseph J. Sum	(312)	541-7200
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Consolidated sales from continuing operations for the second fiscal quarter of 2008 were $28,682,000 compared to $37,729,000 for the second fiscal quarter of 2008. The lower sales were primarily due to the general economic downturn and sharp decline in construction. The pre-tax profit from continuing operations for the second fiscal quarter of 2009 was $1,813,000 compared to the pre-tax profit of $158,000 reported for the second fiscal quarter of 2008. The improvement was primarily due to the sale of land in Colorado Springs. As disclosed in the 2008 Annual Report on Form 10-K, the Company received $2,114,000 during the fourth quarter of 2008 from that sale resulting in a pre-tax profit of $1,947,000. On July 2, 2009, the Company and the buyer of the Colorado Springs property reached an agreement on the final price for the property. Under the terms of the agreement, the Company will receive an additional cash payment of $2,026,000 resulting in an equal profit of $2,026,000 recorded during the second quarter of 2009.

Continental Materials Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 19, 2009	By:	/s/ Joseph J. Sum
		Name:	Joseph J. Sum
		Title:	Chief Financial Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).